UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K

(Mark One)
  [X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the fiscal year ended December 31, 1996

                                       OR

  [ ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from ________ to _______


                         Commission file number: 1-10702

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Terex Corporation
                         500 Post Road East, Suite 320
                          Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS

                                                                          Page

REPORT OF INDEPENDENT ACCOUNTANTS............................................1

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits.....................2

         Statement of Changes in Net Assets Available for Benefits...........3

         Notes to Financial Statements.....................................4-9

SUPPLEMENTAL SCHEDULES

         Item 27(a) - Assets Held for Investment Purposes...................10

         Item 27(d) - Reportable Transactions...............................11

                        Report of Independent Accountants




To the Participants and Administrative Committee of the Terex Corporation and Affiliates
401(k) Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates 401(k) Retirement Savings Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Price Waterhouse LLP


Stamford, Connecticut
June 27, 1997

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31


                                                                                   1996              1995
                                                                             ----------------- -----------------
ASSETS:
Investments:
    Mutual funds, at fair value............................................  $    20,558,324   $     16,685,929
    Corporate common stock, at fair value..................................        1,002,461                ---
    Loans to participants..................................................          727,962            482,426
                                                                             ----------------- -----------------

         Total investments.................................................       22,288,747         17,168,355
                                                                             ----------------- -----------------

Receivables:
    Employee contributions.................................................          132,297            161,102
    Employer contributions.................................................           48,548             37,936
    Interest on participants loans.........................................            3,766              2,076
                                                                             ----------------- -----------------

         Total receivables.................................................          184,611            201,114
                                                                             ----------------- -----------------

TOTAL ASSETS...............................................................       22,473,358         17,369,469
                                                                             ----------------- -----------------

LIABILITIES:
    Assets held for former subsidiary......................................       10,882,768                ---
                                                                             ----------------- -----------------

NET ASSETS AVAILABLE FOR BENEFITS..........................................  $    11,590,590   $     17,369,469
                                                                             ================= =================


                       See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996



ADDITIONS:
    Investment income.....................................  $       719,299
    Employee contributions................................        2,434,450
    Employer contributions................................          778,948
    Rollovers.............................................          181,756
                                                            -----------------

         Total additions..................................        4,114,453
                                                            -----------------

DEDUCTIONS:
    Withdrawals...........................................        2,701,672
    Administrative fees...................................           11,765
                                                            -----------------

         Total deductions.................................        2,713,437
                                                            -----------------

NET APPRECIATION IN AGGREGATE FAIR VALUE OF INVESTMENTS...        1,695,839

TRANSFERS INTO PLAN.......................................        2,007,034
ASSETS HELD FOR FORMER SUBSIDIARY.........................       10,882,768
                                                            -----------------

         NET CHANGE.......................................       (5,778,879)

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR....       17,369,469
                                                            -----------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR..........  $    11,590,590
                                                            =================



                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN

          General - The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan (the "Plan"), was established on April 1, 1987 to cover certain salaried and non-union hourly employees of Terex Corporation and its subsidiaries ("Terex" or the "Company") meeting minimum eligibility requirements. On November 27, 1996 Terex sold its wholly-owned subsidiary, Clark Material Handling Company ("Clark"), and on April 28, 1997 Clark established its own 401(k) plan and the assets of the Plan that related to Clark's participants were separated from those assets related to Terex participants. As a result of the creation of Clark's plan and the transfer of Clark's plan assets to its separate plan such assets are shown as a liability in the Plan's Statement of Net Assets Available for Benefits at December 31, 1996.

         Effective April 1, 1995, the Plan was amended to change the investment manager of the Plan to Massachusetts Mutual Life Insurance Company ("Mass Mutual") from Fidelity Management Trust Company ("Fidelity"). Certain officers of Terex serve as trustees of the Plan (the "Trustees"). At the time of the transfer of Plan assets to Mass Mutual, certain participants elected to maintain existing funds at Fidelity. Subsequent to March 31, 1995, no additional employee or employer contributions are allowed to be made to these investments at Fidelity, nor are participants allowed to obtain loans against these accounts.

          During 1995 Terex acquired PPM Cranes, Inc. On December 31, 1995 the PPM Cranes, Inc. Retirement Savings Plan ceased and as of January 1, 1996 they joined the Plan. As a result, a transfer of $2,007,034 was made to Mass Mutual from the prior trustee.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

         Participants - Permanent employees generally may begin participation immediately upon hiring.

         Participant Contributions - A participant may elect to make a voluntary contribution through payroll deduction in any whole percentage up to a maximum of 16% for Terex and Clark participants of annual wages, including bonuses, overtime pay and commissions. The Plan also permits participants to make voluntary after-tax contributions. The maximum pre-tax contribution permitted under the Internal Revenue Service regulations in 1996 was $9,500. Participants are able to direct current contributions and redistribute accumulated contributions between investment funds.

         Employer Contributions - The Plan presently provides that Terex will match a percentage of the employee's contribution, up to a maximum of 3% of the employee's salary. The contribution matched by Terex is made in Terex Common Stock. Prior to January 1, 1996 the Plan provided for Terex to match a percentage of the employee's contribution, up to a maximum of 2% of the employee's salary. This matching contribution was made in cash and was invested as directed by the employee.

         Vesting - Participants are immediately and fully vested in their voluntary contributions plus actual earnings thereon. Participants are fully vested in their total accounts upon their normal retirement date. Normal retirement age is 65 for all employees. Prior to the normal retirement date, participants vest in the employer contribution after one year of eligible service.

         Forfeitures - Nonvested employer contributions of terminated employees become forfeitures and are held in a separate account and, after a five year break in service, shall be used to reduce future employer contributions.

         Allocation of Earnings - Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date as determined by Mass Mutual and Fidelity, as applicable.

         Payment of Benefits - Upon retirement, disability or death, a participant or designated beneficiary will receive the entire balance of a participant's account in a lump sum payment. Upon any other termination of employment, the participant receives the vested portion of his account. In addition, a participant may apply for a distribution of all or a portion of his account (exclusive of any earnings) prior to termination or retirement for financial hardship, as defined in the Plan, or upon attainment of age 59 1/2.

          Participant Loans - Participants may obtain loans in an amount equal to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

         The above brief description of the Plan is intended to give a general summary of the principal provisions of the Plan. Further information about the Plan is contained in the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan Summary Plan Description. This booklet is available from Terex or Clark, as applicable.


2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis. The Form 5500 reports filed with the Department of Labor have been prepared on a cash basis and record Company and employee contributions when received.

         Investments - Plan investments are stated at fair value based on published market prices or other independent sources. Loans to participants are valued at cost which approximate fair value. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

         Expenses - Fees and expenses related to administering the Plan are generally paid by Terex and Clark.

         Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



3.       INVESTMENTS

          The investments of the Plan are held and managed by Mass Mutual and Fidelity. A schedule of investments held at December 31, 1996 and 1995 follows:


                                                             1996                              1995
                                               --------------------------------- ---------------------------------
                                                   Market            Cost            Market            Cost
                                               ---------------- ---------------- ---------------- ----------------

Mass Mutual Group Annuity Contract Fixed Fund* $    10,206,643  $    10,206,643  $     9,812,942  $     9,812,942
Mass Mutual Value Equity Fund*...............        2,769,560        2,110,311        1,489,532        1,293,538
Mass Mutual Destiny Aggressive Fund*.........        1,420,243        1,180,997        1,106,128        1,006,124
Mass Mutual Destiny Conservative Fund........          318,472          280,999          269,552          250,308
Mass Mutual Destiny All Equity Fund*.........          922,429          740,586          742,441          673,623
Mass Mutual Destiny Moderate Fund*...........          778,194          658,426          595,245          545,758
Mass Mutual Core Bond Fund...................          323,502          297,261          298,396          274,696
Mass Mutual International Equity Fund........          501,028          430,481          224,971          217,274
Mass Mutual Growth Fund*.....................        2,252,812        1,787,129        1,396,363        1,258,265
Mass Mutual Small Cap Value Equity Fund......          444,344          363,064          148,417          132,564
Fidelity Magellan Fund.......................          170,325          118,985          154,506          120,549
Fidelity Growth Company Fund.................          129,401           86,551          128,961          100,322
Fidelity Growth & Income Fund................          264,262          172,587          220,173          172,587
Fidelity Balanced Fund.......................           57,109           46,752           54,234           48,543
Fidelity Equity Income II Fund...............              ---              ---           44,068           36,691
Terex Corporation Common Stock*..............        1,002,461          717,057              ---              ---
Loans to Participants*.......................          727,962          727,962          482,426          482,426
                                               ---------------- ---------------- ---------------- ----------------

    TOTAL....................................  $    22,288,747  $    19,925,791  $    17,168,355  $    16,426,210
                                               ================ ================ ================ ================

* Investment represents 5% or more of net assets available for benefits at December 31, 1996.

         Participant and employer contributions are allocated to investment programs in accordance with the participant's election. The following summarizes the changes in net assets available for benefits by investment program for the year ended December 31, 1996:


(TABLE PART 1)
                                      Mass Mutual    Mass       Mass         Mass         Mass        Mass
                                         Group      Mutual     Mutual       Mutual       Mutual      Mutual         Mass
                                        Annuity     Value      Destiny      Destiny      Destiny     Destiny       Mutual
                                       Contract     Equity    Aggressive  Conservative  All Equity   Moderate     Core Bond
                                      Fixed Fund     Fund       Fund          Fund        Fund        Fund          Fund
                                      --------------------------------------------------------------------------------------
Net assets available for benefits
   at January 1, 1996...............  $ 9,812,942 $1,489,532 $ 1,106,128  $  269,552   $  742,441   $ 595,245   $  298,396


Additions:
   Investment income and gain/loss..      695,534    399,709     183,136      26,615      152,126      83,923        9,716
   Contributions, loan repayments &
     transfers......................    2,672,520  1,038,019     450,718      87,254      261,457     203,375      109,809


Deductions - Benefits,
   loan repayments & transfers......   (2,974,353)  (157,700)   (319,739)    (64,949)   (233,595)    (104,349)    (94,419)
                                      --------------------------------------------------------------------------------------


Net assets available for benefits at
   December 31, 1996................  $10,206,643 $2,769,560 $ 1,420,243  $  318,472  $  922,429    $ 778,194   $  323,502
                                      ======================================================================================

(TABLE PART 2)
                                          Mass                  Mass
                                         Mutual                Mutual
                                         Inter-       Mass    Small Cap                Terex
                                         national    Mutual     Value               Corporation
                                         Equity      Growth    Equity     Fidelity     Common     Loans to
                                          Fund        Fund      Fund      Sub Total    Stock    Participants    Total
                                      -----------------------------------------------------------------------------------
Net assets available for benefits
   at January 1, 1996...............  $  224,971  $ 1,396,363 $ 148,417  $ 601,942  $      ---  $  482,426  $ 17,168,355

Additions:
   Investment income and gain/loss..      65,676      386,366    71,033     88,871     252,433         ---     2,415,138
   Contributions, loan
     repayments & transfers.........     232,852      709,244   262,501        ---     792,333     486,298     7,306,380


Deductions - Benefits,
   loan repayments & transfers......     (22,471)    (239,161)  (37,607)   (69,716)    (42,305)   (240,762)   (4,601,126)

                                      -----------------------------------------------------------------------------------

Net assets available for
   benefits at December 31, 1996....    $501,028  $ 2,252,812 $ 444,344  $ 621,097  $1,002,461  $  727,962  $ 22,288,747

                                      ===================================================================================


                                                Fidelity     Fidelity                 Fidelity
                                   Fidelity      Growth       Growth      Fidelity     Equity
                                   Magellan     Company      & Income     Balanced    Income II    Fidelity
                                     Fund         Fund         Fund         Fund        Fund       Sub Total
                                 ------------ ------------ ------------ ------------ ----------- ------------
Net assets available for
 benefits at January 1, 1996..... $  154,506   $ 128,961   $  220,173   $   54,234   $  44,068   $   601,942

Additions:
  Investment income & gain/loss..     17,824      19,497       44,089        4,841       2,620        88,871
  Contributions, loan repayments
   & transfers...................        ---         ---          ---          ---         ---           ---

Deductions - Benefits,
 loan disbursements & transfers..     (2,005)    (19,057)         ---       (1,966)    (46,688)      (69,716)
                                  ------------ ----------- ------------ ------------ ----------- ------------

Net assets available for benefits
 at December 31, 1996............ $  170,325   $ 129,401   $  264,262   $   57,109   $     ---   $   621,097
                                  ============ =========== ============ ============ =========== ============

4.       INCOME TAX STATUS

         The Internal Revenue Service (IRS) has notified the Plan Administrator that the Plan qualified under Sections 401(a) and 401(k) of the
         Internal Revenue Code (IRC) at the date of application for determination and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax exempt status. It is the opinion of the Plan Administrator that the Plan continues to be qualified and exempt from tax under Sections 401(a) and 401(k) of the IRC.

5.       TERMINATION OF THE PLAN

          The Company believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the Trustees.

TEREX CORPORATION AND AFFILIATES'                            EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN                                     Plan #004

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a)
AS OF DECEMBER 31, 1996

                                                                 Par Value or
                                                                   Number of
                         Description                             Shares/Units       Fair Value            Cost
----------------------------------------------------------------------------------------------------------------------

MUTUAL FUNDS:
   Mass Mutual Group Annuity Contract Fixed Fund.............         899,849    $    10,206,643   $     10,206,643
   Mass Mutual Value Equity Fund.............................             779          2,769,560          2,110,311
   Mass Mutual Destiny Aggressive Fund.......................          10,344          1,420,243          1,180,997
   Mass Mutual Destiny Conservative Fund.....................           2,450            318,472            280,999
   Mass Mutual Destiny All Equity Fund.......................           6,309            922,429            740,586
   Mass Mutual Destiny Moderate Fund.........................           5,823            778,194            658,426
   Mass Mutual Core Bond Fund................................             396            323,502            297,261
   Mass Mutual International Equity Fund.....................           2,579            501,028            430,481
   Mass Mutual Growth Fund...................................          13,399          2,252,812          1,787,129
   Mass Mutual Small Cap Value Equity Fund...................             893            444,344            363,064
   Fidelity Magellan Fund....................................           2,112            170,325            118,985
   Fidelity Growth Company Fund..............................           3,198            129,401             86,551
   Fidelity Growth & Income Fund.............................           8,599            264,262            172,587
   Fidelity Balanced Fund....................................           4,056             57,109             46,752
                                                                                 -------------------------------------
       Total Mutual Funds....................................                         20,558,324         18,480,772

COMMON STOCK:
   Terex Corporation Common Stock............................          60,504          1,002,461            717,057

LOANS TO PARTICIPANTS, AT INTEREST RATES RANGING FROM 8.00%
   TO 11.00%, MATURING THROUGH DECEMBER 15, 2001.............
                                                                                         727,962            727,962
                                                                                 -------------------------------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES....................                    $    22,288,747   $     19,925,791
                                                                                 =====================================

TEREX CORPORATION AND AFFILIATES'                            EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN                                     Plan #004



REPORTABLE TRANSACTIONS - ITEM 27(d)
FOR THE YEAR ENDED DECEMBER 31, 1996

The following series of transactions were in excess of 5% of the fair value of plan assets at the beginning of the Plan year:

                                                                                   Number and
                                                                                     Type of         Realized
                 Description                    Purchases (P)      Sales (S)      Transactions      Gain/(Loss)
---------------------------------------------- ----------------- --------------- ---------------- ----------------
Mass Mutual Group Annuity Contract Fixed Fund  $   3,001,677     $   3,220,515           *        $         ---

Mass Mutual Value Equity Fund................  $     962,202     $     171,195           *        $      22,655

Mass Mutual Growth Fund......................  $     918,330     $     446,484           *        $      56,971


* Massachusetts Mutual Life Insurance Company, the record keeper, cannot provide this information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned therunto duly authorized.


                                        The Terex Corporation and Affiliates'
                                        401(k) Retirement Savings Plan



Date:  June 30, 1997                    By:   /s/ Joseph F. Apuzzo
                                             Joseph F. Apuzzo
                                             Vice President Finance
                                             and Controller
                                             Terex Corporation